# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nukkleus Inc., CIK 0001787518
CUSIP: 67054R104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 525 Washington Blvd., Jersey City, New Jersey (NJ), 07310
Date of event which requires filing of this statement: 12/19/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002033034

## Reporting persons
- Esousa Group Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 4,166,665; shared voting power 0; sole dispositive power 4,166,665; shared dispositive power 0; aggregate amount beneficially owned 4,166,665 (9.99% of the class)
  Comment: The number of securities reported in rows (5), (7) and (9) consists of (i) 230,000 shares of common stock, (ii) 1,436,666 shares of common stock issuable upon exercise of pre-funded warrants ("Pre-Funded Warrants") sold by the Issuer to the Reporting Person on December 18, 2024 and (iii) 2,499,999 shares of common stock issuable upon exercise of warrants ("Warrants") sold by the Issuer to the Reporting Person on December 18, 2024. The securities reported in rows (5), (7) and (9) show the number of shares of common stock that would be issuable upon full exercise of such reported securities and do not give effect to applicable beneficial ownership limitations. Therefore, the actual number of shares of common stock beneficially owned by the Reporting Person, after giving effect to such beneficial ownership limitations, is less than the number of securities reported in rows (5), (7) and (9).
  
  The percentage set forth in row (11) assumes the issuance of shares of common stock upon exercise of the Pre-Funded Warrants and Warrants, which are subject to, respectively, the PFW Beneficial Ownership Limitation and the Warrant Beneficial Ownership Limitation (each as defined below), and is based on 4,660,431 shares of common stock, which includes (i) 3,222,931 shares of common stock outstanding as of December 18, 2024, (ii) 230,000 shares of common stock issued to the Reporting Person and (iii) 1,437,500 shares of common stock issued to executive officers, directors and consultants.
  
  Pursuant to the terms of the Pre-Funded Warrants, the Issuer cannot issue shares of common stock to the Reporting Person, and the Reporting Person cannot exercise the Pre-Funded Warrants, to the extent that the Reporting Person would beneficially own, after any such issuance or exercise, more than 4.99% of the then issued and outstanding shares of common stock (the "PFW Beneficial Ownership Limitation"), and the percentage set forth in row 11 gives effect to the PFW Beneficial Ownership Limitation. Consequently, due to the PFW Beneficial Ownership Limitation, as of the date of the event which requires filing of this statement, the Reporting Person could not exercise all of the Pre-Funded Warrants. The holder of the Pre-Funded Warrants, upon notice to the Issuer, may increase the PFW Beneficial Ownership Limitation to up to 9.99%
  
  Pursuant to the terms of the Warrants, the Issuer cannot issue shares of common stock to the Reporting Person, and the Reporting Person cannot exercise the Warrants, to the extent that the Reporting Person would beneficially own, after any such issuance or exercise, more than 9.99% of the then issued and outstanding shares of common stock (the "Warrant Beneficial Ownership Limitation"), and the percentage set forth in row 11 gives effect to the Warrant Beneficial Ownership Limitation. Consequently, due to the Warrant Beneficial Ownership Limitation, as of the date of the event which requires filing of this statement, the Reporting Person could not exercise all of the Pre-Funded Warrants.
- Michael Wachs: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,166,665; shared voting power 0; sole dispositive power 4,166,665; shared dispositive power 0; aggregate amount beneficially owned 4,166,665 (9.99% of the class)
  Comment: The number of securities reported in rows (5), (7) and (9) consists of (i) 230,000 shares of common stock, (ii) 1,436,666 shares of common stock issuable upon exercise of pre-funded warrants ("Pre-Funded Warrants") sold by the Issuer to the Reporting Person on December 18, 2024 and (iii) 2,499,999 shares of common stock issuable upon exercise of warrants ("Warrants") sold by the Issuer to the Reporting Person on December 18, 2024. The securities reported in rows (5), (7) and (9) show the number of shares of common stock that would be issuable upon full exercise of such reported securities and do not give effect to applicable beneficial ownership limitations. Therefore, the actual number of shares of common stock beneficially owned by the Reporting Person, after giving effect to such beneficial ownership limitations, is less than the number of securities reported in rows (5), (7) and (9).
  
  The percentage set forth in row (11) assumes the issuance of shares of common stock upon exercise of the Pre-Funded Warrants and Warrants, which are subject to, respectively, the PFW Beneficial Ownership Limitation and the Warrant Beneficial Ownership Limitation (each as defined below), and is based on 4,660,431 shares of common stock, which includes (i) 3,222,931 shares of common stock outstanding as of December 18, 2024, (ii) 230,000 shares of common stock issued to the Reporting Person and (iii) 1,437,500 shares of common stock issued to executive officers, directors and consultants. Pursuant to the terms of the Pre-Funded Warrants, the Issuer cannot issue shares of common stock to the Reporting Person, and the Reporting Person cannot exercise the Pre-Funded Warrants, to the extent that the Reporting Person would beneficially own, after any such issuance or exercise, more than 4.99% of the then issued and outstanding shares of common stock (the "PFW Beneficial Ownership Limitation"), and the percentage set forth in row 11 gives effect to the PFW Beneficial Ownership Limitation. Consequently, due to the PFW Beneficial Ownership Limitation, as of the date of the event which requires filing of this statement, the Reporting Person could not exercise all of the Pre-Funded Warrants. The holder of the Pre-Funded Warrants, upon notice to the Issuer, may increase the PFW Beneficial Ownership Limitation to up to 9.99%
  
  Pursuant to the terms of the Warrants, the Issuer cannot issue shares of common stock to the Reporting Person, and the Reporting Person cannot exercise the Warrants, to the extent that the Reporting Person would beneficially own, after any such issuance or exercise, more than 9.99% of the then issued and outstanding shares of common stock (the "Warrant Beneficial Ownership Limitation"), and the percentage set forth in row 11 gives effect to the Warrant Beneficial Ownership Limitation. Consequently, due to the Warrant Beneficial Ownership Limitation, as of the date of the event which requires filing of this statement, the Reporting Person could not exercise all of the Pre-Funded Warrants.

## Item 1. Issuer
Name of issuer: Nukkleus Inc.
Address of issuer's principal executive offices: 525 WASHINGTON BLVD, JERSEY CITY, NJ, 07310

## Item 2. Person Filing
Name of person filing: Esousa Group Holdings LLC and Michael Wachs.
Address of principal business office or, if none, residence:
211 East 43rd Street, Suite 402
New York, NY 10017
Citizenship: Esousa Group Holdings LLC is a New York limited liability company and Mr. Wachs is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,166,665
Percent of class: 9.99
Sole power to vote or to direct the vote: 4,166,665
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,166,665
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

## Signatures
- Esousa Group Holdings LLC: /s/ Michael Wachs, Michael Wachs/Managing Member (12/23/2024)
- Michael Wachs: /s/ Michael Wachs, Michael Wachs (12/23/2024)